Exhibit 99.1

FOR IMMEDIATE RELEASE

September 4, 2014

DragonWave Inc. Warrants To Start Trading on NASDAQ

OTTAWA, ONTARIO—(Marketwired — September 4, 2014) — DragonWave Inc. (the “Company”) (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced the commencement today of trading on NASDAQ Global Select Market (“NASDAQ”) under the symbol “DRWIW” of its common share purchase warrants issued on August 1, 2014 (the “Warrants”). The Warrants were issued in connection with the closing of the Company’s public offering (the “Offering”) of Units on August 1, 2014. Each Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$2.25 per share until August 1, 2016, subject to certain standard adjustments. The Warrants began trading on the Toronto Stock Exchange under the symbol “DWI.WT” on August 1, 2014.

The Company expects that any exercise of the Warrants will result in the cash proceeds from the exercise of such Warrants being paid to the Company.

The securities described above were sold in the United States pursuant to an effective registration statement on Form F-10, including the accompanying base prospectus forming a part thereof, as supplemented by the preliminary prospectus supplement (collectively, the “U.S. Offering Documents”) and in Canada pursuant to a final prospectus supplement to a final short form base shelf prospectus dated August 29, 2013. The Form F-10 has been previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”), and the final short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and is available on SEDAR at www.sedar.com. The U.S. Offering Documents are available on the SEC’s web site at www.sec.gov. The final prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov, on SEDAR at www.sedar.com or from CIBC or H.C. Wainwright & Co. LLC by sending an email to michelene.dougherty@cibc.ca, for Canadian investors, or from CIBC or H.C. Wainwright at useprospectus@us.cibc.com or placements@hcwco.com, for United States investors.

In addition, the issuance of common shares issuable upon exercise of the Warrants under the United States Securities Act of 1933, as amended, has been registered in the United States pursuant to an effective registration statement filed with the SEC on July 24, 2014 as amended on July 29, 2014, and as supplemented by a prospectus supplement dated July 31, 2014 (the “U.S. Prospectus Supplement”). A corresponding prospectus supplement dated July 31, 2014 has been filed in all of the provinces of Canada, except Quebec, to the final short form base shelf prospectus dated July 29, 2014 (the “Canadian Prospectus Supplement”). A copy of the U.S Prospectus Supplement is available on the SEC’s website at www.sec.gov. A copy of the Canadian Prospectus Supplement is available at www.sedar.com.

In connection with the listing of the Warrants on NASDAQ, the Company has entered into a supplemental warrant indenture dated September 4, 2014 to the warrant indenture dated August 1, 2014 in respect of the Warrants. Copies of the supplemental warrant indenture and the warrant indenture are available on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About DragonWave

DragonWave(R) is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave(R) and Horizon(R) are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the cash proceeds from the exercise of the Warrants being paid to the Company. These statements are subject to certain assumptions, risks and uncertainties, including market conditions and the Company’s ability to maintain an effective shelf registration statement in the United States. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the Company’s prospectus supplements filed with the SEC on July 25, 2014 and July 31, 2014, and the documents incorporated therein by reference, and in the final short form base shelf prospectus dated July 29, 2014 filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, in the documents incorporated by reference therein, the final prospectus supplement thereto relating to the Offering, and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:

John Lawlor

Investor Relations

DragonWave Inc.

jlawlor@dragonwaveinc.com

613-599-9991 ext 2424

Media Contact:

Nadine Kittle

Marketing Communications

DragonWave Inc.

nkittle@dragonwaveinc.com

613-599-9991 ext 2262

Media Contact:

Becky Obbema

Interprose Public Relations

(for DragonWave)

Becky.Obbema@interprosepr.com

(408) 778-2024

Source: DragonWave Inc.